Filed Pursuant to Rule 425 under the Securities Act of 1933
Filer: Franklin Bancorp, Inc.
Exchange Act File Number: 0-50078
Subject Company: Franklin Bancorp, Inc.

     This communication is filed pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended. Investors are urged to read the various filings of Franklin Bancorp, Inc. and First Place Financial Corp. with the Securities and Exchange Commission, including the Registration Statement that is required to be filed with respect to the transaction described below prior to the vote of the shareholders of Franklin Bancorp, Inc. with respect to the merger of Franklin Bancorp, Inc. into First Place Financial Corp. and the proxy statement/prospectus which will be contained in the Registration Statement.

On Tuesday, November 11, 2003 at 10:00 a.m. Eastern Time, a simultaneous webcast of a conference call with Steven R. Lewis, President and CEO, and David L. Mead, Chief Financial Officer, of First Place was held and was made available online at the Investor Relations page of First Place’s website at www.firstplacebank.net. Mr. Lewis and Mr. Mead provided an overview of the Franklin transaction to financial analysts. The webcast was open to the public with both media and investors invited to listen via the Internet. A replay of the call will be available on First Place’s website for 7 business days following the event. A detailed presentation of the Franklin transaction is posted on the Investor Relations Page of First Place’s website at www.firstplacebank.net, and may be downloaded from First Place’s website or can be obtained, without charge, by directing a request to Mr. Mead at 330-373-1221, extension 2279, or by email at dmead@fpfc.net.

A copy of the conference call presentation is attached hereto as Appendix A to this Rule 425 communication and is incorporated herein by this reference.

APPENDIX A

The Merger of First Place Financial Corp. and Franklin Bancorp, Inc.